[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

August 10, 2017

VIA HAND DELIVERY AND EDGAR

Mr. Larry Spirgel

Assistant Director, AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                                                                             ANGI Homeservices Inc.

Registration Statement on Form S-4

Filed June 30, 2017

File No. 333-219064

Dear Mr. Spirgel:

On behalf of ANGI Homeservices Inc. (“ANGI Homeservices” or the “Company”), and in response to the letter dated July 26, 2017 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced registration statement on Form S-4 filed with the Commission on June 30, 2017 (the “Registration Statement”), we submit this letter containing the Company’s responses to the Comment Letter.

In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof.  We are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes.

U.S. Securities and Exchange Commission

August 10, 2017

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in bold below, followed by the Company’s responses.  Page numbers referenced in the responses below refer to page numbers in Amendment No. 1.

Questions and Answers about the Transactions, page 1

1.                                      Consider including a question and answer addressing what will happen if the merger is not consummated.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 5 of Amendment No. 1.

2.                                      We note that Angie’s List stockholders will not have dissenters’ or appraisal rights in connection with the Merger Transaction.  Consider addressing this in the Questions and Answers section.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 6 of Amendment No. 1.

Background of the Transactions, page 65

3.                                      Provide additional background as to the initial discussion between Mr. Levin and Allen & Company that took place on November 18, 2016.  We note that this appears to be the first instance of renewed discussions between representatives of Angie’s List and IAC.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 70 of Amendment No. 1.

4.                                      With respect to the narrative at the bottom of page 68, provide additional detail concerning Angie’s List’s management’s reasoning in January 2017 that absent additional financing or a potential sale transaction, Angie’s List would be required to make substantial reductions in its cost structure.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 72 of Amendment No. 1.

5.                                      Please note that disclosure of financial forecasts prepared by management may be required if forecasts were provided to third parties, including a third party’s financial advisor.  Therefore, please disclose all material projections that were provided to third parties or financial advisors, or advise us why these projections or forecasts are not material.  Also, disclose the basis for and the nature of the material assumptions underlying the projections.  We note your disclosure in this section referring to certain projections and forecasts.

U.S. Securities and Exchange Commission

August 10, 2017

Response:  Angie’s List supplementally advises the Staff that, as part of the outreach beginning on December 6, 2016, Angie’s List provided potential acquirors with initial, preliminary financial forecasts prepared by Angie’s List management in connection with Angie’s List budgeting process, evaluation of Angie’s List’s turnaround strategy execution and Angie’s List’s sale process, which preliminary forecasts were reflective of Angie’s List’s then-current operating plan.  Angie’s List does not consider such forecasts to be material since, at the time prepared, such forecasts were preliminary and subject to further revision given Angie’s List’s ongoing operational transition and turnaround, reflected an operating plan that Angie’s List determined not to pursue and ultimately were superseded by revised, updated projections which reflected Angie’s List’s performance in 2017 up to the date of such projections and Angie’s List’s revised operating plan as approved by the Angie’s List board of directors in March 2017.  Furthermore, Angie’s List believes it would be misleading to present any of the earlier, preliminary projections in the Registration Statement because they forecast results of operations under an operating plan that Angie’s List determined not to pursue and were ultimately superseded by the revised, updated projections.  These revised, updated projections, which were shared with Company B and IAC in April 2017 and were a basis upon which Angie’s List negotiated transaction terms, are the financial projections set forth in the section entitled Certain Financial Projections, beginning on page 110 of Amendment No. 1.  The Company has made certain revisions to the Registration Statement in response to the Staff’s comment to clarify that the revised operating plan replaced Angie’s List’s prior preliminary budget and forecast and that the revised, updated projections which were shared with Company B and IAC in April 2017 are the financial projections set forth in the section entitled Certain Financial Projections.  This section also includes a description of the basis for and the nature of the material assumptions underlying these projections.  Please see page 110 of Amendment No. 1.

6.                                      Expand your discussion of the parties’ negotiation of material aspects of the proposed transaction, with an eye towards enhanced disclosure of how the parties determined the final structure of the proposed transaction, the amount of consideration, and the termination fee.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 76 and 77 through 80 of Amendment No. 1.

Joint Reasons of Angie’s List and IAC for the Transactions, page 80

7.                                      Explain in greater detail the basis for your position that the combined company will be better positioned to take advantage of the growing U.S. home services market.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 18, 19, 85 and 86 of Amendment No. 1.

U.S. Securities and Exchange Commission

August 10, 2017

8.                                      We note your disclosure on page 82 that you believe the transaction will result in enhanced monetization of Angie’s List’s consumer traffic by applying the HomeAdvisor business model.  Please explain here in greater detail the aspects of the HomeAdvisor operating model that you believe will allow the newly formed entity to more effectively monetize Angie’s List’s users.  In this discussion, focus on the specific differences between each party’s current models and monetization structures.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 85 through 86 of Amendment No. 1.

Angie’s List’s Reasons for the Transactions; Recommendation of the Angie’s List Board of Directors, page 83

9.                                      We note that one factor the Angie’s List board of directors considered relates to the impact of historical and current financial market conditions on Angie’s List, including the historical market prices, volatility, and trading of Angie’s List common stock.  Please disclose whether the board considered this a positive or negative factor towards recommending the transaction.  Consider expanding your discussion to quantify each financial condition as it relates to the board’s considerations.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 87 of Amendment No. 1.  Angie’s List has deleted this factor because it believes that the impact of historical and current financial market conditions is encompassed within the Angie’s List board of directors’ general knowledge of Angie’s List’s business, operations, financial condition and prospects (which is covered in a separate board reason) and the extent of the impact of market prices of Angie’s List stock on the Angie’s List’s board’s considerations are addressed in the factor discussing the premium to the per share closing price of Angie’s List common stock.  Angie’s List’s board of directors does not believe it is possible to further quantify each financial condition as it relates to the board’s considerations.

10.                               It appears that one of the anticipated benefits to the transaction involves accelerated growth utilizing the increased scale of the combined entity.  Given Angie’s List’s and HomeAdvisor’s strong reputation in the market for home services, address your consideration of whether there might be consumers and/or service professionals who currently utilize both Angie’s List and HomeAdvisor, and if so, how that affects the perceived benefits of increased scale.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 87 of Amendment No. 1.  The Angie’s List board believed

U.S. Securities and Exchange Commission

August 10, 2017

that, as further described in the Joint Reasons of Angie’s List and IAC for the Transactions and as described in response to comments 7 and 8 above, despite the similar nature of the businesses of Angie’s List and the HomeAdvisor Business and that certain consumers and/or service providers using the platforms operated by Angie’s List and the HomeAdvisor Business may overlap, the market opportunity for growth and the ability of the combined company to be better positioned to capitalize on the opportunities for growth than Angie’s List would be able to accomplish alone is compelling.  Additionally, Angie’s List’s board believes that the HomeAdvisor Business’ network of service professionals complements the Angie’s List business and increases the likelihood that the expected synergies between the two companies would be realized.

Regulatory Approvals Required for the Merger, page 109

11.                               Please explain why IAC withdrew its Notification and Report Form on June 14, 2017, and re-filed it the next day.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 21, 113, and 141 of Amendment No. 1.

Interest of Angie’s List Directors and Executive Officers in the Transactions, page 111

12.                               We note that Mr. Evans and Ms. Hicks Bowman have been designated to join the board of directors of ANGI Homeservices.  Please discuss whether there are arrangements or agreements regarding the compensation of Mr. Evans, and address whether any additional officers or directors will join the management team of ANGI Homeservices.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 121 of Amendment No. 1.

The Merger Agreement, page 118

Conditions to the Closing of the Merger, page 138

13.                               It appears that certain conditions to the merger are waivable.  Please make clear which conditions to the merger are waivable and not waivable.  Consider doing so in bullet point format or through the use of a chart.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages 21, 144 and 145 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Merger, page 151

14.                               We note that you will be filing an Exhibit 8.1 tax opinion.  Please reflect counsel’s opinion in the discussion of the material tax consequences.

U.S. Securities and Exchange Commission

August 10, 2017

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 157 of Amendment No. 1.

15.                               Please disclose whether the receipt by Angie’s List of the tax opinions is a waivable condition to the consummation of the merger transaction.

Response:  Angie’s List has the ability to waive the tax opinion condition; however, Angie’s List does not intend to and will not waive this condition without recirculating the proxy statement/prospectus in order to resolicit Angie’s List stockholder approval of the Merger. The Company has revised Amendment No. 1 in response to the Staff’s comment.  Please see page 158 of Amendment No. 1.

16.                               We note the statement on page 151 that the discussion of the material U.S. federal income tax consequences “is for general information only.”  We believe that statement may be interpreted as an implication that shareholders may not be entitled to rely upon counsel’s opinion.  Accordingly, please remove the statement that the discussion is for general information only.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 157 of Amendment No. 1.

Unaudited Condensed Combined Pro Forma Financial Information ANGI Homeservices Inc., pages 162 through 166

17.                               We note you have prepared your pro forma information under the assumption that no Angie’s List stockholders will elect to receive the cash consideration.  Please expand your pro forma information to also give effect to the possibility of the maximum amount of cash consideration will be paid to Angie’s List stockholders. We refer you to 11-02(b)(8) of Regulation S-X.

Response:  The Company has revised Note 3 to the ANGI Homeservices Inc. Unaudited Pro Forma Condensed Combined Financial Information in the Registration Statement to describe the consequences were the Angie’s List’s stockholders to receive the maximum Cash Consideration of $130 million.  Please see page 178 of Amendment No. 1.  The Company elected to present the effect of a maximum cash election in a note to the pro forma financial statements because such an event would not have a pervasive impact on the pro forma financial statements.  The Company respectfully refers the Staff to the guidance included in the Financial Reporting Manual of the Division of Corporation Finance section 3240.5(a)(2).

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2017, page 164

18.                               So that the pro forma capitalization of the registrant immediately prior to the merger will be transparent to the Angie’s List shareholders, please revise the presentation of your pro forma balance sheet to present the HomeAdvisor/IAC

U.S. Securities and Exchange Commission

August 10, 2017

financing pro forma adjustments and a subtotal column to reflect the HomeAdvisor Business as adjusted, before presenting the historic Angie’s List information and the effects of the merger.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment to include subtotals in the Unaudited Pro Forma Condensed Balance Sheet as of June 30, 2017 and the Unaudited Pro Forma Condensed Combined Statements of Operations for the six months ended June 30, 2017 and year ended December 31, 2016.  Please see pages 170, 171 and 172, respectively, of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Statements of Operations, For the Three Months Ended March 31, 2017 and the Year Ended December 31, 2016, pages 166 and 167

19.                               Please expand footnote (e) so that it is transparent to a reader how you calculated the interest expense adjustments.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see revised pro forma adjustment (f) on page 174 of Amendment No. 1, which includes the calculation of the interest expense adjustments.

Note 3. Merger Pro Forma Adjustments

Preliminary Estimated Purchase Price Calculation and Allocation, pages 169 through 171

20.                               Refer to the table on page 170.  Please explain to us why your calculation of the purchase price is based upon the Class B common stock and not the Class A common stock to be issued to the Angie’s List shareholders or revise.

Response:  The Company notes that that this was a typographical error and has revised the Registration Statement in response to the Staff’s comment.  Please see page 176 of Amendment No. 1.

21.                               Please disclose how the $88,464 deferred tax liability, to be recorded as part of your allocation of the purchase price, was calculated.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 177 of Amendment No. 1 for a table that shows the calculation of the $93,614 deferred tax liability; the amount changed from the initial filing due to updated estimates of the fair value of the identifiable intangible assets and deferred revenue acquired.

22.                               Regarding pro forma adjustment (m), please disclose the details of the retention bonuses and tell us how you intend to report this operating cost in your future results of operations.

U.S. Securities and Exchange Commission

August 10, 2017

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see revised pro forma adjustment (n) on page 177 of Amendment No. 1, which includes the details of the retention bonuses.  The retention plan contemplated to be put in place by Angie’s List prior to the Closing targets key Angie’s List employees and provides for payments of up to $2 million, 50% of which is payable on the Closing Date and the remaining 50% of which is payable 90 days following the Closing Date, in each case subject to continued employment through the payment date.  Unpaid amounts with respect to such awards will become immediately payable upon a termination of employment without cause following the Closing.  The Company considers the arrangement to be primarily for the benefit of the combined entity rather than primarily for the benefit of the acquiree and will recognize the entire $2 million as an expense upon completion of the Merger in accordance with ASC 805-10-55-18.  The $2 million pro forma balance sheet adjustment represents the accrual for the entire expected payment of $2 million.

Comparison of the Rights of Angie’s List Stockholders and Holders of Class A Shares of ANGI Homeservices, page 241

23.                               Please do not qualify the discussion under this heading by reference to the relevant constituent documents and Delaware General Corporation Law.  Please revise to state that all material information has been discussed.  You may not qualify information in the prospectus by reference to information outside the prospectus.  See Rule 411(a) of Regulation C.

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see page 250 of Amendment No. 1.

Unaudited Combined Interim Financial Statements for three Months Ended March 31, 2017 and 2016

Note 3. Business Combinations

Europe Acquisitions, page FS-14

24.                               Referencing the MyBuilder Limited (MyBuilder) acquisition on March 24, 2017, please tell us why provisional fair values were not assigned to items for which financial information was not complete or revise your initial allocation.  We note that you assigned the $39.9 million purchase price entirely to goodwill upon acquisition and expect to finalize the determination of fair values of assets acquired and liabilities assumed in the third quarter of 2017.  Please refer to ASC 805-10-25-13.

Response:  The Company has now completed its allocation of the purchase price of MyBuilder Limited and reflected the allocation by revising the Registration Statement in

U.S. Securities and Exchange Commission

August 10, 2017

the following areas: (i) the combined balance sheet of the HomeAdvisor Business as of June 30, 2017; (ii) the related combined statement of operations for the six months then ended; (iii) the pro forma financial information included in Note 3 to the Unaudited Combined Interim Financial Statements for the six months ended June 30, 2017; and (iv) the Unaudited Pro Forma Condensed Combined Financial Information HomeAdvisor Business and MyHammer, MyBuilder and HomeStars.  Please see pages:  FS-2, FS-3, FS-12 through FS-16 and 181 through 183 of Amendment No. 1.

HomeAdvisor Business Financial Statements

Combined Balance Sheet, March 31, 2017 and December 2016, page FS-2

Combined Balance Sheet, December 31, 2016 and December 31, 2015, page FS-29

25.                               Rather than reporting shareholder equity, it appears you should revise your presentation of equity to report the residual interest as a single component, such as “parent’s equity in division.”

Response:  The Company has revised the Registration Statement in response to the Staff’s comment.  Please see pages FS-2 through FS-5 and FS-29 through FS-32 of Amendment No. 1.

Note 3. Business Combinations, pages FS-12 through FS-15

Note 4. Business Combination, pages F-46 and F-47

26.                               With respect to your acquisitions of MyHammer Holdings AG (MyBuilder), HomeStars Inc. (HomeStars), and MyBuilder, explain to us your consideration of Rule 3-05 of Regulation S-X including 3-05(b)(2)i.  Please provide us your tests of significance.

Response:  With respect to the Staff’s comment as to the application of Rule 3-05 of Regulation S-X including 3-05(b)(2)i, the Company notes that none of these acquisitions exceeds any of the three 20% thresholds individually and that the acquisitions of HomeStars and MyBuilder (both acquired in 2017), on an aggregated basis, do not exceed any of the three 20% thresholds; therefore, financial statements are not required for these acquisitions.

With respect to the 2016 acquisition of MyHammer Holdings AG (“MyHammer”), the Company notes the following as of and for the year ended December 31, 2015 (pre-acquisition):

•                  Total assets of MyHammer represented 1.6% of the total assets of HomeAdvisor Business.

U.S. Securities and Exchange Commission

August 10, 2017

•                  Total purchase price of MyHammer represented 9.6% of the total assets of HomeAdvisor Business.

•                  Total pretax income of MyHammer represented 10.5% of the pretax income of HomeAdvisor Business (using the five-year income average method).

With respect to the 2017 acquisition of HomeStars Inc. (“HomeStars”), the Company notes the following as of and for the year ended December 31, 2016 (pre-acquisition):

•                  Total assets of HomeStars represented 0.2% of the total assets of HomeAdvisor Business.

•                  Total purchase price of HomeStars represented 4.2% of the total assets of HomeAdvisor Business.

•                  Total pretax income of HomeStars represented 0.6% of the pretax income of HomeAdvisor Business.

With respect to the 2017 acquisition of MyBuilder Limited (“MyBuilder”), the Company notes the following as of and for the year ended December 31, 2016 (pre-acquisition):

•                  Total assets of MyBuilder represented 1.7% of the total assets of HomeAdvisor Business.

•                  Total purchase price of MyBuilder represented 13.0% of the total assets of HomeAdvisor Business.

•                  Total pretax income of MyBuilder represented 16.3% of the pretax income of HomeAdvisor Business.

With respect to the 2017 acquisitions of HomeStars and MyBuilder on an aggregated basis, the Company notes the following as of and for the year ended December 31, 2016 (pre-acquisition):

•                  Total assets of HomeStars and MyBuilder represented 1.9% of the total assets of HomeAdvisor Business.

•                  Total purchase price of HomeStars and MyBuilder represented 17.3% of the total assets of HomeAdvisor Business.

•                  Total pretax income of HomeStars and MyBuilder represented 16.9% of the pretax income of HomeAdvisor Business.

The requested significance tests and supporting calculations for the 2016 acquisition of MyHammer are attached as Exhibit A to this letter.  The requested significance tests and supporting calculations for the 2017 acquisitions of HomeStars and MyBuilder (both individually and in the aggregate) are attached as Exhibit B to this letter.

*                               *                                *                               *                                *                               *

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1107 or by email at AZPreiss@wlrk.com.

Very truly yours,

/s/ Alison Z. Preiss
Alison Z. Preiss

Enclosures

cc:                                ANGI Homeservices Inc.

Christopher Terrill

Kendall F. Handler

Wachtell, Lipton, Rosen & Katz

Andrew J. Nussbaum

Angie’s List, Inc.

Shannon Shaw

Sidley Austin LLP

Jennifer F. Fitchen

Martin A. Wellington

Exhibit A

HOMEADVISOR BUSINESS AGGREGATION TEST

ASSET INCOME & INVESTMENT TEST

2016

(USD 000s)

	2016 Acquisitions

HomeAdvisor Business Assets at 12/31/15	$203,576

HomeAdvisor Business 2015 income (loss)	$7,157

MyHammer - Asset test	$3,358
Percentage of Assets	1.6%

MyHammer - Income test	$748
Percentage of Income	10.46%

MyHammer - Investment test	$19,445
Percentage of Assets	9.6%

AGGREGATION TEST: Income (Loss)

Income (from acquiree’s)	$748	(Loss)	$—
Consolidated Net Income (from above)	$7,157	Consolidated Net Income (from above)	$7,157
% Significance	10.5%		0.0%

AGGREGATION TEST: Assets

Total Assets	$3,358
Consolidated Total Assets	$203,576
	1.6%

AGGREGATION TEST: Investment

Total Investment	$19,445
Consolidated Total Assets	$203,576
	9.6%

HOMEADVISOR BUSINESS AGGREGATION TEST

Analysis of income (loss) for the five years prior to the acquisition

	2015	2014	2013	2012	2011

HomeAdvisor Business income (loss)	(2,238)	(592)	(12,286)	14,380	21,404

Average income	7,157

Average income only including profitable years	7,157

% by which most recent year income or (loss) is less than average	131%

Exhibit B

HOMEADVISOR BUSINESS AGGREGATION TEST

ASSET INCOME & INVESTMENT TEST

2017

(USD 000s)

	2017 Acquisitions

HomeAdvisor Business Assets at 12/31/16	$295,517

HomeAdvisor Business 2016 income	$22,464

HomeStars - Asset test	$676
Percentage of Assets	0.2%

HomeStars - Income test	$133
Percentage of Income	0.59%

HomeStars - Investment test	$12,479
Percentage of Assets	4.2%

MyBuilder - Asset test	$4,882
Percentage of Assets	1.7%

MyBuilder - Income test	$3,670
Percentage of Income	16.34%

MyBuilder - Investment test	$38,565
Percentage of Assets	13.0%

AGGREGATION TEST: Income (Loss)

Income (from acquiree’s)	$3,803	(Loss)	$—
Consolidated Net Income (from above)	$22,464	Consolidated Net Income (from above)	$22,464
% Significance	16.9%		0.0%

AGGREGATION TEST: Assets

Total Assets	$5,558
Consolidated Total Assets	$295,517
	1.9%

AGGREGATION TEST: Investment

Total Investment	$51,044
Consolidated Total Assets	$295,517
	17.3%